2024 REPORT

Sool (Makku)



Dear investors,

Our company had a difficult year in terms of numbers, but I intentionally put my head down to clean up the infrastructure of our business, which was necessary for the company to survive in the long run. As a team of one, I have cleared all unnecessary expenses and optimized operational efficiency. With a strong foundation and unit economics, I can now focus on growing our company again and surpassing our peak revenue. We have a clear sight towards profitability, and feel very positive about the business.

We need your help!

We are continuously trying to bring awareness around Makku and the makgeolli category, so it's always helpful for our supporters to share Makku with a wider audience, whether through social media, or sharing our actual product. If our investors are able to share any

opportunities that allow broader visibility to our brand via corporate or organizational partnerships, please reach out to us.

Sincerely,

Carol Pak

CEO

Soon Pak

Director

How did we do this year?

REPORT CARD

B-

☺ The Good

We changed warehouses to decrease costs and optimize operational efficiency

We updated our packaging to better communicate our value proposition

We decreased our costs and increased our margins

☹ The Bad

Our revenue decreased as a result of the team downsizing and out of stocks

We were out of stock for several months due to container delays and one container accident (not our fault)

We downsized our team from 4 employees to 1 employee

2024 At a Glance

January 1 to December 31


$$$$

$740,220 [37%]
Revenue



-$376,503
Net Loss


IOU!

$5,978 [90%]
Short Term Debt



$141,046
Raised in 2024



$50,000
Cash on Hand
As of 03/ 4/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$1,178,776
-$628,144
$740,220
-$376,503
2023
2024

Net Margin: -51% Gross Margin: 42% Return on Assets: -97% Earnings per Share: -$0.15

Revenue per Employee: $740,220 Cash to Assets: 10% Revenue to Receivables: 2,810

Debt Ratio: 18%

Sool_Financial_Report.pdf

KBW_241231_CF_Monthly_250228_100.xlsx_-_Statement_of_Cash_Flows.pdf

KBW_241231_IS_Monthly_250228_100.xlsx_-_Profit_and_Loss_by_Month.pdf

KBW_241231_BS_Summary_250228_100.xlsx_-_Balance_Sheet.pdf

We ❤ Our 254 Investors

Thank You For Believing In Us

Jenny Tsao
Edward Han
Ariyana West
Mijung Kang
Gloria Kim (Pistachi)
Rachel Ye
Michael Leung
Namwon Jung
Robin Choi
Carly Schumacher
Sarah Kang
Zev Nicolai-Scanio
M. Kevin Harris
Eric Plummer
Alicia Worzala
Jay Fly
Rohit Dugar
Jen Kim
Sergey Pronin
Cynthia Lee
Sidney Marie
Andrew Kim
Sarah Labensky
Eom Jae Yong
Liisa Song
Jacob Sung
Sarah Bennett
Mark Parisi
Heeyun Lee
James Anderson
Viraj Sinha
Kalyn Reddy
Christie Kim
Terry Smith
Seok Lyu
Kelly Larnach
Anthony Wu
Ryan You
Daniel Saha

Alisa Gavaller
Narae Chung
Ilana Weinstein
Donald Lee
James Lee
Grace Lee
Jeffrey Qiu
Raquel Duenas
Daniel Morales
Esther Park
Monique Vassell
Gregorio Vincent
Riselwyn Melodias
Edward Mingyan Le
Huong Doan
Cindy Ham
Landon Paik (Yun Suk)
Harish Garre
Sung Ahn
Kevin...
Stephen Johnson
Heejin Yun
James Lee
Jonathan Kim
Raschel Muse
Sean Whelan
Young Kim
Helen Yu
Sabrina Park
Julian Silcott
Katherine Chang
Jennifer Anderson
Da Young Lee
Nickolas Boensch
Jane K
Brian Kim
Elaine Geng
Kyle H
Christine Chen

David Barton
Maximilian Seedorf
Edlin Choi
Eugene Kim
Elise Tak
David Huynh
Jason Newby
Michelle Baker
Elizabeth Kim
Eunice Kwon
Charles Lee
Wj Wergeles
Isabel Brunkan
Julia Tomlinson
Holm Belsheim
Sara Oh
Philipp Muggli
Linda Butler
Derico Setyabrata
Young Won
Yong Kim
Sumito Ahuja
May Thach
Colleen MacMillan
Kevin Florenzano
Zayd Khan
Anand David
Lorna Kang
Kelly Min
Alexandria Wang
Armaan Nathani
Daniel Song
Haewan Bae
Halim Choe
Nari Kang
Yeon Park
Jeana Shindo
Janice Li
Iris Vukmanovic

Kim Giovannini
Brian Herbert
Aaron Jo
Chan Young Kim
Sharan Kaur
Janey Liu
B S
Matt Kang
Michael Hwang
Nayoung Miller Won
Ron Chan
Mahendra Indukuri
Alan Reed
Karen Matsui
Jennifer Banchon
Jessica Idowu
Sang Woo Kang
Megan Chan
Henry Shin
Alison Kram
Gene Kim
Davis Kim
Yun Park
Yuhua Golnick
Tiffany Kim
Christy Wang
Angela Lynch
Yvonne Lagarnia
Dianne Lee
Michael Innamorato
Rajiv Aggarwal
Caspar Chiquet
Christina Ferraro
Jinah Park
Chris Chang
Catherine Choe
Raul Denegri
Adam Almonte
Larry McLaughlin

David Hooker
R Shin
Sungku Kang
Nikolas Kikuta
Todd Jerry
S K
Abimbola Adebayo
Megan Pigott
Ori Lotan
Sachi Cruz
Geena Chen
Adam Field
Yong J Kim
Grace Shin
Samuel Hyun Gyu Kim
Jae Yang
Heather B-L
Morgan Phillips
Janice Sung
Sean Lee
Alan Liu
Ryan Chow
Christina Wang
Peter Kim
Horim Kate Lee-...
Nathon Turner
Jonathan Tang
Gloria Yi
Jasper Nee
Youngbin Kim
Cynthia Hull
Michael Shen
Yang Kim
Michael Gu
Michael Tan
Sheila D Younger
Gregory Gawel
Joseph Lee
Michael Lawrence

Kume Bryant
Cali Digre
Hoi Ling Wong
Jane Dua
Brian Lee
Sofia L
Fatty Fugu
Ben Schechter
Koun Bae
Janet Kim
Robert J Morris
Christopher Vestin
Noelle Song
David Doll
Melanie Barnes
Tim Mouck
Becca P
Janet Lee
Randy Gonzales
Danny Lee
Jeanne Choi
Emma Larson
David Chang
Clara Lam
Meagan John
Dave Eng
James Paik
Lena Wu
Christine Chan
Doo Jin Kim
Julia Ro
Stephanie Park
Anne Liu
Sue Oh
Costas Diamantis
Dominic Ghilani
Brannon Mason
M P

Thank You!

From the Sool (Makku) Team





Carol Pak

CEO

Previously with ZX Ventures (AB InBev) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang

Operations Director

Previously at Deloitte



Cj Meinecke

Sales Director

Over 10 years of sales experience in the industry, including Constellation and SweetWater Brewing



Elizabeth Yik

Creative Lead

Previously at Dive Studios



Ashley Chae

Social Media Coordinator

Details

The Board of Directors

Director	Occupation	Joined
Carol Pak	CEO @ KBrews Inc	2017
Soon Pak	Acupuncturist and Herbologist @ Loving Touch Acupuncture	2020
Sora Bae Kim	Investor @ Atinum Partners	2020

Officers

Officer	Title	Joined
Carol Pak	CEO President Secretary	2017

Voting Power

Holder	Securities Held	Voting Power
Carol Pak	1,175,000 Class A Common	50.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2020	$700,000	Safe	Section 4(a)(2)
05/2020	$28,100		Section 4(a)(2)
05/2020	$11,200		Section 4(a)(2)
02/2021	$1,300,000	Preferred Stock	Other
10/2022	$82,000		Section 4(a)(2)
03/2023	$75,000		Section 4(a)(2)
05/2023	$113,451		4(a)(6)
07/2023	$1,507,000	Safe	Section 4(a)(2)
12/2023	$183,874		Other
04/2024	$141,046		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA	05/05/2020	$28,100	$0	1.0%	03/10/2021	
U.S. Small Business Administration	05/20/2020	$11,200	$11,200	3.75%	05/20/2050	Yes
CircleUp Credit Advisors			$0			

CircleUp Credit Advisors LLC	10/25/2022	$82,000	$0	11.75%	08/01/2023	
Renaissance Economic Development Corp.	03/14/2023	$75,000	$59,806	4.0%	03/14/2028	Yes
Settle	12/29/2023	$183,874	$128,843	18.0%	05/31/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	3,500,000	1,323,359	Yes
Preferred Stock	991,972	991,972	Yes
Class B Common Stock	500,000	259,130	No

Warrants:	0
Options:	158

Form C Risks:

We import Makku from Korea, so freight has been costly and delayed since the onset of COVID. Although there are market signals that freight conditions are improving, we are susceptible to macro factors that can impact importation. One reason we are raising capital is so we can build our inventory back-stock and mitigate these risks.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are not riding on the momentum of a popular category. As pioneers looking to build and expand the category of makgeolli, we must utilize our resources for product and brand education. Fortunately, we do fit into a larger momentous wave of Hallyu (Korean culture wave) and Asian inspired flavors growing in the US.

The adult beverage aisles are getting increasingly crowded, with all brands competing for shelf space, consumer mindshare and investor dollars. As a brand, it is imperative that we are able to stand out from the noise. However, as America's first craft makgeolli brand, we are confident that Makku has a unique and differentiated proposition.

As we are a consumer packaged goods product, this business requires a lot of cash. We have been able to raise ~$4M to date due to our strong team, product, and vision, and expect to hit profitability next year. We wanted to open up this round to those who know and love us most - our consumers and community.

We do not have our own production facility so we have limited control over our production schedule and capacity. However, based on our facilities, we don't foresee any capacity issues in

the next 5 years.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or

member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and

market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

KBrews Inc

Delaware Corporation
Organized June 2017
1 employees
4327 220 St
Floor 1
Bayside NY 11361 https://www.drinksool.com

Business Description

Refer to the Sool (Makku) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sool (Makku) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄